CUSIP NO. 26153 10 3

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DreamWorks Animation SKG, Inc.
_____________________________________________

(Name of Issuer)

Class A Common Stock (par value $.01 per share)
_____________________________________________

(Title of Class of Securities)

26153 10 3
______________________

(CUSIP Number)

December 31, 2006
_____________________________________________
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[x] Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26153 10 3

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DWA ESCROW LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 38,757,500 (1)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 38,757,500 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,757,500 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	Percent of Class Represented by Amount in Row (9) 37.5% (3)
12	Type of Reporting Person PN

(1) DWA Escrow LLLP ("DWA Escrow") is a Delaware limited liability limited partnership formed by certain members of DreamWorks L.L.C.
(“DW LLC”) in connection with the separation of DreamWorks Animation SKG, Inc. (the "Company") from DW LLC and the Company's initial public offering in October 2004. DWA Escrow was formed for the sole purpose of holding and voting shares of the Company's common stock contributed to it by its partners, effecting the transactions and fulfilling the obligations contemplated in certain agreements to be effected and fulfilled by it and making the distributions called for in the Limited Liability Limited Partnership Agreement of DWA Escrow LLLP, dated as of October 27, 2004 (the "Holdco Partnership Agreement"). DWA Escrow's general partners are M&J K B Limited Partnership ("M&J K B") and DG-DW, L.P. ("DG-DW"), and its limited partners are M&J K Dream Limited Partnership ("M&J K Dream"), DW Investment II, Inc. ("DWI II") and Lee Entertainment L.L.C. ("Lee"). Each of DW Lips, L.P. ("DW Lips") and Paramount Pictures Corporation (“Paramount”) (as successor to Vivendi Universal Entertainment LLLP) were limited partners of DWA Escrow during the year ended December 31, 2006 but withdrew all of their respective partnership interests in DWA Escrow in 2006. All of the entities referred to in the preceding sentence are herein referred to as the "Holdco Partners."

DWA Escrow is a party to two separate stockholder agreements governing the voting of all shares of the Company's common stock held of record by the respective parties thereto and entities controlled by them. These stockholder agreements are (i) the Stockholder Agreement, dated as of October 27, 2004 (the "Vulcan Stockholder Agreement"), among the Company, DWA Escrow, Jeffrey Katzenberg and entities controlled by him (including M&J K Dream, M&J K B, The JK Annuity Trust, The MK Annuity Trust, and Katzenberg 1994 Irrevocable Trust (such entities, together with Mr. Katzenberg, being referred to as the "Katzenberg Stockholders")), DG-DW, David Geffen, DWI II and Paul Allen and (ii) the Stockholder Agreement, dated as of October 27, 2004 (the "Class B Stockholder Agreement"), among DWA Escrow, the Katzenberg Stockholders, DG-DW and David Geffen.

The aggregate share number indicated above reflects the total of the number of shares of the Company's common stock held of record by (i) each of the parties to the Vulcan Stockholder Agreement (ii) each of the parties to the Class B Stockholder Agreement, and (iii) DWA Escrow. The total of 38,757,500 shares includes:

•	618,571 shares of Class A Restricted Stock, 373,000 shares of Class A Common Stock and 7,838,731 shares of Class B Common Stock held of record by Jeffrey Katzenberg, M&J K B and M&J K Dream;

•	373,000 shares of Class A Common Stock and 7,838,731 shares of Class B Common Stock held of record by DG-DW, an entity controlled by David Geffen;

•	21,071,831 shares of Class A Common Stock and one share of Class C Common Stock held of record by DWI II, an entity controlled by Paul Allen; and

•	643,635 shares of Class A Common Stock held of record by DWA Escrow.

DWA Escrow expressly disclaims beneficial ownership of all shares of the Company's common stock owned by all other parties to the Vulcan Stockholder Agreement, the Class B Stockholder Agreement and the Holdco Partnership Agreement, and the inclusion of such shares in this report shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

(2) In connection with the Company's separation from DW LLC, members of DW LLC entered into an agreement (the "Formation Agreement"), dated as of October 27, 2004, governing, among other things, their receipt of shares of the Company's common stock in exchange for limited liability company interests in DreamWorks Animation L.L.C. As a result of the Final Allocation (as defined below), certain provisions of the Formation Agreement that placed certain restrictions on the ability of each of M&J K Dream, M&J K B, DG-DW, DWI II, DW Lips, Lee and Paramount to dispose of, and to purchase, shares of the Company's common stock expired. As a result of the expiration of such provisions, the Holdco Partners no longer may be deemed to share dispositive power over all other shares of the Company's common stock owned directly or indirectly by each other Holdco Partner pursuant to the Formation Agreement. Accordingly, shares of the Company’s common stock held by DW Lips, Lee and Paramount (which are not parties to the Class B Stockholders Agreement or the Vulcan Stockholders Agreement) are no longer included in this report, as such entities may not be deemed to share dispositive power over such shares with the undersigned pursuant to the Formation Agreement.

In connection with a follow-on offering (the "Follow-On Offering") of Class A Common Stock of the Company by DWA Escrow, DWI II and Lee consummated on November 20, 2006, all shares of common stock of the Company held by DWA Escrow on behalf of its partners were permanently allocated among the Holdco Partners pursuant to the terms of the Holdco Partnership Agreement. The final allocation of shares is referred to as the "Final Allocation". The Final Allocation resulted in all 49,688,334 shares of Class B Common Stock of DWA held by DWA Escrow being permanently allocated among the Holdco Partners according to the terms of the Holdco Partnership Agreement and, in connection therewith, (i) 7,261,691 shares of Class B Common Stock were allocated to M&JK Dream and M&JK B; (ii) 7,261,691 shares of Class B Common Stock were allocated to DG-DW; (iii) 35,164,952 shares of Class B Common Stock allocated to partners other than M&J K Dream, M&J K B and DG-DW were converted into shares of Class A Common Stock; (iv) 7,261,690 shares of Class A Common Stock were allocated to DW Lips; (v) 22,380,344 shares of Class A Common Stock were allocated to DWI II, of which 725,568 were sold by DWA Escrow on behalf of DWI II in the Follow-On Offering and 582,945 are required by the Holdco Partnership Agreement to continue to be held by DWA Escrow for a minimum period of time; (vi) 3,730,198 shares of Class A Common Stock were allocated to Lee, of which 114,747 were sold by DWA Escrow on behalf of Lee in the Follow-On Offering and 60,690 are required by the Holdco Partnership Agreement to continue to be held by DWA Escrow for a minimum period of time; and (vi) 1,792,720 shares of Class A Common Stock were allocated to Paramount, all of which were sold by Paramount in the Follow-On Offering. Following the distribution of all shares allocated in the Final Allocation (other than certain shares required to be held by DWA Escrow for a minimum period of time pursuant to the Holdco Partnership Agreement) to the Holdco Partners, DWA Escrow continues to own an aggregate of 643,635 shares of Class A Common Stock. The Holdco Partnership Agreement provides that M&J K B and DG-DW, acting together, will exercise voting power over the shares of Class A Common Stock held by DWA Escrow until a date selected by DWI II at least six months but no later than seven months after the consummation of the Follow-On Offering, at which time DWI II will become the general partner of Holdco and M&J K B and DG-DW will withdraw as partners of DWA Escrow.

On January 31, 2006, Viacom Inc. ("Viacom") acquired DW LLC. As a result of the acquisition of DW LLC by Viacom, beneficial ownership of 525,929 shares of Class A common stock held by DW LLC at the time of such acquisition was transferred from entities controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen, as managing members of DW LLC, to Viacom. In connection with the closing of such acquisition, (i) Vivendi Universal Entertainment LLLP ("VUE") withdrew as a limited partner of DWA Escrow and its limited partnership interest was liquidated and (ii) DW Holdco (defined below), Paramount and Viacom entered into a Subscription Agreement and Amendment of Limited Liability Limited Partnership Agreement (the "Subscription Agreement") with DWA Escrow, the Company, DW LLC and each of the Holdco Partners pursuant to which DW Holdco, a subsidiary of Viacom ("DW Holdco"), (i) purchased a limited partnership interest in DWA Escrow and (ii) became a party to the Holdco Partnership Agreement. In addition, pursuant to the Subscription Agreement, Paramount, Viacom and DW Holdco and certain of their affiliates agreed to be bound by certain provisions of the Formation Agreement that placed certain restrictions on the ability of each of such entities to dispose of, and to purchase, shares of the Company’s common stock. As a result of the expiration of such provisions and the withdrawal of DW Holdco from DWA Escrow as described above, shares of the Company’s common stock held by Paramount, Viacom and DW Holdco and certain of their affiliates are not included in this report, as such entities no longer share dispositive power of such shares with the undersigned pursuant to the Formation Agreement.

(3) Based on 87,793,942 shares of Class A Common Stock outstanding per the Company’s Prospectus Supplement dated November 15, 2006. In addition, for purposes of this calculation, the aggregate of 15,677,462 shares of Class B Common Stock held of record by M&J K B, M&J K Dream and DG-DW have been deemed to be outstanding shares of Class A Common Stock in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934. Shares of Class B common stock are immediately convertible into shares of Class A Common Stock on a one-for-one basis and do not expire.

Item 1(a). Name of Issuer:

DREAMWORKS ANIMATION SKG, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1000 FLOWER STREET GLENDALE, CA 91201

Item 2(a).		Name of Persons Filing:

DWA ESCROW LLLP

Item 2(b).		Address of Principal Business Office or, if none, Residence:

DWA ESCROW LLLP C/O DG-DW, L.P. 12011 SAN VICENTE BLVD. SUITE 606 LOS ANGELES, CA 90049

Item 2(c).		Citizenship:

DELAWARE

Item 2(d).		Title of Class of Securities:

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

Item 2(e).		CUSIP Number:

26153 10 3

Item 3.		NOT APPLICABLE. THIS SCHEDULE 13G IS FILED PURSUANT TO RULE 13D-1(D).

Item 4.		Ownership

For each Reporting Person:

	(a).	Amount beneficially owned:

SEE THE RESPONSE TO ITEM 9 ON THE ATTACHED COVER PAGE.

	(b).	Percent of Class:

SEE THE RESPONSE TO ITEM 11 ON THE ATTACHED COVER PAGE.

	(c).	Number of shares as to which such person has:

(i). Sole power to vote or to direct the vote: SEE THE RESPONSE TO ITEM 5 ON THE ATTACHED COVER PAGE.

(ii). Shared power to vote or to direct the vote: SEE THE RESPONSE TO ITEM 6 ON THE ATTACHED COVER PAGE.

(iii). Sole power to dispose or to direct the disposition of: SEE THE RESPONSE TO ITEM 7 ON THE ATTACHED COVER PAGE.

(iv). Shared power to dispose or to direct the disposition of: SEE THE RESPONSE TO ITEM 8 ON THE ATTACHED COVER PAGE.

Item 5.	Ownership of Five Percent or Less of a Class

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

THE FOLLOWING SHAREHOLDERS ARE MEMBERS OF A GROUP BASED ON VOTING AND DISPOSITION ARRANGEMENTS IN A STOCKHOLDER AGREEMENT (THE "VULCAN STOCKHOLDER AGREEMENT"), DATED AS OF OCTOBER 27, 2004:

JEFFREY KATZENBERG
M&J K DREAM LIMITED PARTNERSHIP
M&J K B LIMITED PARTNERSHIP
THE JK ANNUITY TRUST
THE MK ANNUITY TRUST
KATZENBERG 1994 IRREVOCABLE TRUST
DAVID GEFFEN
DG-DW, L.P.
PAUL ALLEN
DW INVESTMENT II, INC.
DWA ESCROW LLLP

THE FOLLOWING SHAREHOLDERS ARE MEMBERS OF A GROUP BASED ON VOTING AND DISPOSITION ARRANGEMENTS IN A STOCKHOLDER AGREEMENT (THE "CLASS B STOCKHOLDER AGREEMENT"), DATED AS OF OCTOBER 27, 2004:

JEFFREY KATZENBERG M&J K DREAM LIMITED PARTNERSHIP M&J K B LIMITED PARTNERSHIP THE JK ANNUITY TRUST THE MK ANNUITY TRUST KATZENBERG 1994 IRREVOCABLE TRUST DAVID GEFFEN DG-DW, L.P. DWA ESCROW LLLP

Item 9.	Notice of Dissolution of Group

NOT APPLICABLE

Item 10.	Certifications

NOT APPLICABLE

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

DWA ESCROW LLLP, BY DG-DW, L.P., a General Partner /S/ RICHARD SHERMAN ____ Name: Richard Sherman Title: Chief Financial Officer